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                       [LOGO: AETERNA LABORATOIRES]


                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


           AETERNA FILES FINAL PROSPECTUS FOR $15.7 MILLION FINANCING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES


QUEBEC CITY, QUEBEC, SEPTEMBER 4, 2001 - AEterna Laboratories Inc. (TSE: AEL;
NASDAQ: AELA) announces that it will file today a final prospectus with respect to a previously announced offering. This offering will provide gross proceeds of $15.7 million through the issuance of 1.957 million subordinate voting shares at a price of $8.00 per share. AEterna also granted the underwriters an over-allotment option to acquire an additional 293,000 subordinate voting shares at a price of $8.00 per share, which may be exercised during a 60-day period from the closing of the offering.

The offering, pursuant to a short-form prospectus filed with securities commissions and regulatory authorities in each of the provinces of Canada, was underwritten by a syndicate led by National Bank Financial Inc, including Dundee Securities Corporation and Desjardins Securities Inc.

The Company intends to use net proceeds of this offering to further fund the clinical development program, for additional research and development efforts, and other general corporate purposes, including working capital.

ABOUT AETERNA

AEterna Laboratories Inc. is a leading Canadian biopharmaceutical corporation focused on the development of new therapeutics for unmet medical needs, principally cancer. AEterna's lead compound, Neovastat/AE-941, is currently being used in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma.

AEterna is listed on the Toronto Stock Exchange (AEL) and on Nasdaq (AELA).

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.



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INFORMATION:
Paul Burroughs
Director of Communications
AEterna Laboratories Inc.
Tel.: (418) 652-8525
Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com
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